October 3, 2006
Ms. Rebekah J. Toton, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	DealerTrack Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-136929)
Ladies and Gentlemen:
     As Representative of the several underwriters of the DealerTrack Holdings, Inc. proposed public offering of up to 10,350,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on October 5, 2006, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 25, 2006 through the date hereof:
     Preliminary Prospectus dated September 25, 2006:
     15,094 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC.
WILLIAM BLAIR & COMPANY, L.L.C.
DEUTSCHE BANK SECURITIES INC.
COWEN AND COMPANY, LLC
WACHOVIA CAPITAL MARKETS, LLC
JMP SECURITIES LLC
THOMAS WEISEL PARTNERS LLC

BY: LEHMAN BROTHERS INC.

By:	/s/ VICTORIA HALE
Victoria Hale Vice President